Filed by NBT Bancorp Inc.
(Commission File No. 000-14703)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Salisbury Bancorp, Inc.
(Commission File No. 001-14854)

In connection with the pending transaction among NBT Bancorp Inc. (“NBT”), NBT Bank, N.A., Salisbury Bancorp, Inc. and Salisbury Bank, NBT posted the following on December 5, 2022.

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